



Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Randers, 30 November 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 41/2005 of 30 November 2005
  "Vestas receives order for 31 units of the V90-3.0 MW wind turbine to New Zealand"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR


SEC MAIL PROCESSING
RECEIVED
DEC 02 2005
WASH. D.C.
192
SECTION

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 30 November 2005
Stock exchange announcement No. 41/2005

Vestas receives order for 31 units of the V90-3.0 MW wind turbine to New Zealand

The Vestas Group has received an order for 31 units of the V90-3.0 MW wind turbine for the Tararua III Wind Farm, which is located close to Palmerston North in the North Island of New Zealand.

The order for the Tararua III Wind Farm project has been placed by Tararua Wind Power Limited, a wholly owned subsidiary of TrustPower Limited.

The order consists of delivery, installation and commissioning, remote control systems as well as a five-year service and maintenance agreement.

Shipment of the turbines will begin in late 2006, and commissioning of the wind power plant will take place during the first half of 2007.

"Vestas is extremely pleased to see the introduction of the V90-3.0 MW platform into the strong New Zealand market and further develop our relationship with TrustPower," says Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S.

Vestas has previously supplied a total of 103 units of V47-660 kW turbines for the Tararua I and II projects in New Zealand.

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the Executive Management or to the Vice President of Communication & IR at Vestas Wind Systems A/S, Annette Munk Rasmussen, phone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO


SEC MAIL PROCESSING
RECEIVED
DEC 02 2005
WASH. D.C. 192 SECTION

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82